UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **March 15, 2006**

ATLANTIC CITY ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

New Jersey	**001-03559**	**21-0398280**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

800 King Street, PO Box 231, Wilmington, DE	**19899**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(302) 429-3018**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry Into a Material Definitive Agreement.

On March 15, 2006, Atlantic City Electric Company (the "Company") sold $105,000,000 in aggregate principal amount of its Senior Notes, 5.80% Series due March 1, 2036 (the "Senior Notes"). The purchasers were TIAA-CREF Life Insurance Company, Teachers Insurance and Annuity Association of America, Metropolitan Life Insurance Company, The Travelers Insurance Company, Hartford Life Insurance Company, New York Life Insurance Company, New York Life Insurance and Annuity Corporation, and The Canada Life Assurance Company. The Senior Notes were offered and sold without registration under the Securities Act of 1933, as amended, in reliance on the exemption afforded by Section 4(2).

The Senior Notes were issued under the Indenture, dated as of April 1, 2004 (the "Senior Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"). Simultaneously with the issuance of the Senior Notes, the Company issued and delivered to the Trustee, for the benefit of the holders of the Senior Notes in order to secure the Company's obligations under the Senior Notes, $105,000,000 in aggregate principal amount of First Mortgage Bonds, 5.80% Collateral Series due March 1, 2036 (the "Collateral Bonds"). The Collateral Bonds were issued under the Mortgage and Deed of Trust, dated as of January 15, 1937, from the Company to The Bank of New York (formerly Irving Trust Company), as trustee, as amended and supplemented, including pursuant to the Supplemental Indenture, dated as of March 8, 2006 (the "Supplemental Indenture"), relating to the issuance of the Collateral Bonds. The Supplemental Indenture is filed herewith as Exhibit 4.1. In accordance with the terms of the Senior Indenture, on the release date the Collateral Bonds will cease to secure the Senior Notes and the Senior Notes will become the Company's general unsecured obligations and rank on a parity with the Company's other unsecured and unsubordinated indebtedness.

Item 2.03   Creation of a Direct Financial Obligation or an Obligation under an Off-balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 above is incorporated herein be reference.

Item 9.01   Financial Statements and Exhibits.

Exhibit No.   Description of Exhibit

4   Supplemental Indenture

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC CITY ELECTRIC COMPANY
(Registrant)

Date   March 17, 2006   /s/ A. J. KAMERICK
                                        Name: Anthony J. Kamerick
                                        Title: Treasurer